SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT 3Q23 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as st of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any questions related to this material, please contact the IR department. Tel: +82-2-3495-3254, 3262, 3265, 3557, 3558, 3564, 3595, 5339, 5341, 5344 Fax: +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 3Q23 Highlights

Financials

Continued robust growth of B2C/B2B businesses and subsidiaries

(Unit: KRW)

	Consolidated		KT Separate	
Revenue		6,697.4bn (YoY +3.4%)		4,673.0bn (YoY +1.8%)
Operating Profit		321.9bn (YoY -28.9%)		193.5bn (YoY -40.2%)

※ Excluding the impact of wage negotiation results and content sourcing cost smoothing, OP(separate) 383.7bn(YoY +18.6%), OP(cons.) 512.2bn (YoY +13.1%)

Key Performance

KT(sep), KRW4tr. Service Revenue for 2 Consec. Quarters

- B2C, continues growth through premium subscribers
  - Wireless YoY +1.6%, Fixed Line YoY +1.8% (Rev.)
- B2B, DX business accelerates with 『CT+IT』 expertise
  - Enterprise DX YoY +16.1% (Rev.)

Subsidiaries, Growth of Major Group Portfolios

- BC Card, PLCC and loan businesses lead growth
- KT Studiogenie, Originals(Not Others, The Kidnapping Day) show strong ratings
- kt cloud, project orders and IDC demand increase
- Real Estate, hotel business & Apt. sales on the rise

Shareholder Return

FY'23~'25 Shareholder Return Policy (Announced Oct 17)

- Resource : 50% of adjusted net income (KT stand-alone)
- Method : Cash dividend, share buyback & cancellation
- Cash Dividend : Minimum FY2022 DPS level
- Quarterly Dividend : 2024 1Q ~ (after AOI amendment)

Management Strategy

『Digital Service-First』 based on 『CT+IT』 Expertise

- Enhance competitiveness through differentiated services
- Strengthen and integrate IT capabilities based on Telco(CT)
- Focus on fundamentals and essentials for sturdy growth

4

1 3Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 5

K-IFRS / Consolidated 1 Income Statement • Revenue +3.4% YoY due to balanced growth of B2C/B2B businesses and subsidiaries • OP -28.9% YoY due to wage negotiation(reflected 4Q’22, 3Q’23) results and content sourcing cost smoothing ※ Excluding the impact of the above, consolidated OP is KRW 512.2bn (YoY +13.1%) (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY Operating Revenue 6,477.2 6,547.5 6,697.4 2.3% 3.4% Service Revenue 5,744.8 5,968.6 5,958.8 -0.2% 3.7% 732.4 578.9 738.7 27.6% 0.9% Handset Revenue Operating Expense 6,024.3 5,971.4 6,375.5 6.8% 5.8% 452.9 576.1 321.9 -44.1% -28.9% Operating Income Margin 7.0% 8.8% 4.8% -4.0%p -2.2%p Margin* 7.9% 9.7% 5.4% -4.3%p -2.5%p Non-op. Income/Loss -13.9 -28.0 28.4 Profit turnaround Profit turnaround Income before taxes 439.0 548.1 350.3 -36.1% -20.2% 326.2 432.5 288.3 -33.3% -11.6% Net Income Margin 5.0% 6.6% 4.3% -2.3%p -0.7%p EBITDA 1,359.7 1,505.3 1,259.9 -16.3% -7.3% 21.0% 23.0% 18.8% -4.2%p -2.2%p Margin ※ OP Margin* = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY Operating Expenses 6,024.3 5,971.4 6,375.5 6.8% 5.8% Labor Cost 1,075.3 1,131.5 1,191.0 5.3% 10.8% General Expense 2,586.0 2,690.6 2,732.8 1.6% 5.7% - Depreciation 906.8 929.2 937.9 0.9% 3.4% Cost of Service Provided 887.6 813.2 952.7 17.2% 7.3% 648.4 633.9 623.2 -1.7% -3.9% Selling Expense Cost of Handset sold 827.0 702.3 875.8 24.7% 5.9% ▪ Selling Expense (KT Separate) (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY Selling Expense 650.3 637.0 636.4 -0.1% -2.1% 7

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) Sept 30, ‘22 June 30, ‘23 Sept 30, ‘23 QoQ YoY Assets 40,651.5 39,756.0 43,974.8 10.6% 8.2% Cash & Cash equivalents 3,095.1 1,805.5 3,110.4 72.3% 0.5% 22,745.9 21,302.3 25,253.1 18.5% 11.0% Liabilities 10,366.6 10,036.0 10,309.5 2.7% -0.6% Borrowings 17,905.6 18,453.7 18,721.7 1.5% 4.6% Equity 1,564.5 1,564.5 1,564.5 - - Capital Stock Net Debt 7,271.5 8,230.5 7,199.1 -12.5% -1.0% Debt / Equity 127.0% 115.4% 134.9% 19.5%p 7.9%p Net Debt / Equity 40.6% 44.6% 38.5% -6.1%p -2.1%p 134.9% 131.1% 127.0% 124.8% 124.3% 122.6% 122.5% 121.5% 118.7% 117.9% 115.4% D 부채비율 ebt/Equity 46.6% 44.6% 42.9% 41.0% 40.6% 38.5% 37.4% 33.0% 32.7% N 순부채비율 et Debt/Equity 32.4% 29.7% 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 3Q 23 8

K-IFRS / Separate and major subsidiaries 4 CAPEX • 3Q23(acc.) CAPEX execution : KRW 1,600.4bn (KT separate), KRW 652.8bn (major subsidiaries) (Unit: KRW bn) KT KT((S 별도 ep.)) M 주요 ajor그룹사 Subsidiaries * KT(sep) + kt cloud 3,502 3,452 3,127 692 782 462 *2,872 *2,855 *2,843 2,253 ■ Major subsidiaries CAPEX 653 *1,739 Finance, Media·Content, Cloud/IDC, 2,760 2,721 2,666 Real Estate and etc. 1,600 ■ KT separate CAPEX Access network, Backbone Network, B2B and etc. 2020 2021 2022 2023 ※ Cloud/IDC related investment in 2020 and 2021 are retroactively reflected in subsidiaries’ CAPEX 9

1 3Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 10

K-IFRS / Separate 1 KT - Wireless • Wireless service revenue +2.4% YoY, with 5G penetration reaching 70% and increased roaming • MVNO revenue continues to grow, reaching 7.17mn subscribers (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY Wireless 1,681.8 1,722.2 1,708.1 -0.8% 1.6% Wireless Service 1,585.6 1,634.4 1,623.3 -0.7% 2.4% Interconnection 96.2 87.8 84.8 -3.4% -11.9% ※ Wireless Service: Redefined including MVNO and Mobile Platform revenues to existing wireless revenue 24,903 24,621 24,332 Wireless Subscribers 24,062 23,827 (Unit: Thousands) 9,514 9,213 7,945 8,449 8,882 Handset(5G) H Ha an nd dss ee t(te (5 xcG . 외 5G)) 4,077 4,432 4,836 5,973 5,297 2nd device & IoT MVNO 4,144 3,998 3,788 3,754 3,652 7,168 6,827 6,978 6,562 6,257 3Q 22 4Q 22 1Q 23 2Q23 3Q23 11

K-IFRS / Separate 2 KT – Fixed Line • Broadband revenue +3.2% YoY, with GiGA subscribers portion reaching 68% • Media revenue +3.9% YoY, led by increased premium IPTV subscribers (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY Fixed Line 1,306.4 1,320.7 1,330.1 0.7% 1.8% Broadband 6,00.3 612.4 619.4 1.2% 3.2% Media 504.5 518.0 524.4 1.2% 3.9% Home Telephony 201.6 190.4 186.3 -2.1% -7.6% IPTV Subscribers Broadband Subscribers (Unit: Thousands) (Unit: Thousands) 9,470 9,451 9,812 9,432 9,430 9,810 9,399 9,774 9,727 9,679 68.0% 67.6% 67.3% 66.9% 66.6% 3Q 22 4Q 22 1Q 23 2Q23 3Q23 3Q22 4Q22 1Q23 2Q23 3Q23 Subscribers 가입자수 GiGA % 비중(%) ※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law - MSIT’s number of KT pay TV subscribers is 8,783,984 in 2H 2022 (6 month average) 12

K-IFRS / Separate 3 KT – B2B Service • B2B Service revenue +2.7% YoY, led mainly by gradual monetization of B2B DX project orders • Enterprise DX revenue +16.1% YoY with increased revenue realized from existing orders (Unit: KRW bn) 3Q22 2Q23 3Q23 QoQ YoY B2B Service 956.2 975.8 981.7 0.6% 2.7% 369.6 367.2 353.8 -3.6% -4.3% Corp. Broadband/data 309.2 335.0 359.0 7.2% 16.1% Enterprise DX 90.9 86.1 85.0 -1.3% -6.5% Corp. Telephony AI/New Biz 120.3 103.0 106.0 3.0% -11.9% Real Estate, etc. 66.2 84.5 77.9 -7.9% 17.6% ※ Corp. Telephony : MVNO revenue excluded (moved to wireless service) Enterprise DX : remaining IDC/Cloud revenues after establishing kt cloud included B2B Highlights Major B2B orders monetized and continued growth of leased line services √ M-BcN(Military Broadband Convergence Network) √ Traffic increase from large CPs, high demand for Flexline Provides high-speed internet connectivity for Increased corp. BB/data traffic led by global OTTs, military units including the army, navy, air force, and rising demand for newly launched “Flexline” Marine Corps, and Defense units nationwide *Flexline : Corporate service that provides SD-WAN, bandwidth-adjustable flexible lines, integrated management, and cloud connectivity 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • BC Card, revenue +1.2% YoY through continued expansion of PLCC revenue and loan business • kt cloud, revenue +34.5% YoY with new private cloud project orders and continued growth of IDC business • kt estate, revenue +30.3% YoY led mainly by hotel revenue growth and increase in property sales (Unit: KRW bn) Revenues for Major Subsidiaries (consolidated) 3Q22 2Q23 3Q23 QoQ YoY 984.2 1,049.2 995.7 -5.1% 1.2% BC Card Skylife 268.1 261.3 260.5 -0.3% -2.8% Content Subsidiaries 301.2 268.9 290.4 8.0% -3.9% 109.2 145.4 142.3 -2.1% 30.3% KT Estate kt cloud 144.1 153.8 193.8 26.0% 34.5% ※ Content Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, and others incl.) Subsidiaries’ OP Contribution 277.5 (Unit: KRW bn) 196.7 168.7 155.6 129.3 128.5 124.7 123.3 98.0 78.2 40.3 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 2Q 23 3Q 23 14

1 3Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 15

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q 22	4Q22	1Q 23	2Q 23	3Q 23
Operating revenue	**6,477.2**	**6,583.0**	**6,443.7**	**6,547.5**	**6,697.4**
Service revenue	**5,744.8**	**5,705.0**	**5,713.9**	**5,968.6**	**5,958.8**
Handset revenue	**732.4**	**878.0**	**729.7**	**578.9**	**738.7**
Operating expense	**6,024.3**	**6,431.5**	**5,957.6**	**5,971.4**	**6,375.5**
Service expense	**5,197.3**	**5,558.1**	**5,104.2**	**5,269.1**	**5,499.7**
Labor cost	1,075.3	1,259.3	1,069.1	1,131.5	1,191.0
General expense	2,586.0	2,771.2	2,604.0	2,690.6	2,732.8
Cost of svc provided	887.6	885.9	830.2	813.2	952.7
Selling expense	648.4	641.7	600.9	633.9	623.2
Cost of device sold	**827.0**	**873.5**	**853.3**	**702.3**	**875.8**
Operating income	**452.9**	**151.4**	**486.1**	**576.1**	**321.9**
N-OP income (loss)	**-13.9**	**121.8**	**-48.5**	**-28.0**	**28.4**
N-OP income	515.8	101.6	242.3	185.5	255.0
N-OP expense	520.8	-46.1	287.0	219.5	223.7
Equity Method (G/L)	-8.9	-25.9	-3.8	6.0	-2.8
Income bf tax	**439.0**	**273.2**	**437.6**	**548.1**	**350.3**
Income tax	112.8	30.5	128.0	115.6	62.0
Net income	**326.2**	**242.7**	**309.6**	**432.5**	**288.3**
NI contribution to KT	297.6	242.0	296.6	394.5	264.3
EBITDA	**1,359.7**	**1,080.8**	**1,415.5**	**1,505.3**	**1,259.9**
EBITDA Margin	21.0%	16.4%	22.0%	23.0%	18.8%

KT Separate	3Q 22	4Q22	1Q 23	2Q 23	3Q 23
Operating revenue	**4,590.2**	**4,572.8**	**4,619.0**	**4,487.4**	**4,673.0**
Service revenue	**3,944.4**	**3,923.3**	**3,952.6**	**4,018.6**	**4,020.0**
Handset revenue	**645.8**	**649.5**	**666.4**	**468.8**	**653.0**
Operating expense	**4,266.6**	**4,461.7**	**4,230.9**	**4,079.9**	**4,479.5**
Service expense	**3,607.9**	**3,783.7**	**3,491.5**	**3,618.7**	**3,808.8**
Labor cost	535.8	689.7	530.2	583.2	634.6
General expense	1,743.6	1,824.0	1,720.5	1,745.5	1,828.6
Cost of svc provided	666.7	605.1	601.6	638.7	695.2
Selling expense	661.8	664.9	639.3	651.3	650.4
Cost of device sold	**658.7**	**678.0**	**739.4**	**461.2**	**670.6**
Operating income	**323.6**	**111.1**	**388.1**	**407.5**	**193.5**
N-OP income (loss)	**1.5**	**-21.1**	**39.6**	**-12.8**	**34.7**
N-OP income	468.3	-110.8	265.1	161.2	226.7
N-OP expense	466.8	-89.7	225.5	174.0	192.0
Income bf tax	**325.1**	**90.1**	**427.7**	**394.7**	**228.2**
Income tax	84.9	-18.0	107.8	89.6	17.6
Net income	**240.3**	**108.1**	**319.9**	**305.1**	**210.6**
EBITDA	**1,096.5**	**889.4**	**1,167.4**	**1,190.0**	**979.9**
EBITDA Margin	23.9%	19.5%	25.3%	26.5%	21.0%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	3Q 22	4Q22	1Q 23	2Q 23	3Q 23
Assets	**40,651.5**	**40,980.7**	**40,214.4**	**39,756.0**	**43,974.8**
Current assets	**13,042.2**	**12,681.6**	**12,202.0**	**11,405.7**	**15,520.6**
Cash & cash equi.	3,095.1	2,449.1	2,109.2	1,805.5	3,110.4
Trade & other rec	4,095.0	3,951.8	4,098.7	3,933.1	4,515.4
Inventories	675.7	709.2	779.6	636.9	707.4
Other current asset	5,176.5	5,571.5	5,214.5	5,030.3	7,187.3
- Prepaid_Contract cost	1,313.5	1,307.2	1,284.2	1,269.5	1,270.3
- Contract assets	565.8	565.8	560.0	565.8	590.7
Non-current assets	**27,609.3**	**28,299.1**	**28,012.6**	**28,350.3**	**28,454.1**
Trade & other rec	578.0	609.4	473.9	490.7	406.0
Tangible assets	14,466.0	14,772.2	14,562.2	14,675.6	14,669.9
Other current assets	12,565.2	12,917.5	12,976.5	13,184.0	13,378.2
- Prepaid_Contract cost	515.8	510.4	484.7	480.4	486.0
- Contract assets	249.3	236.4	232.7	236.8	248.7
Liabilities	**22,745.9**	**22,566.0**	**22,062.4**	**21,302.3**	**25,253.1**
Current liabilities	**10,583.6**	**10,699.3**	**10,164.8**	**9,862.9**	**13,478.5**
Trade & other payables	6,795.4	7,371.0	6,424.7	6,225.9	9,264.6
Short-term borrowings	2,052.0	1,827.0	2,224.2	2,105.6	2,368.7
Others	1,736.3	1,501.2	1,515.9	1,531.4	1,845.2
- Contract liabilities	251.6	242.4	264.3	264.1	245.2
Non-current liabilities	**12,162.3**	**11,866.7**	**11,897.7**	**11,439.4**	**11,774.6**
Trade & other payables	1,087.9	1,064.1	833.6	818.5	856.0
Long-term borrowings	8,314.6	8,179.6	8,352.9	7,930.4	7,940.8
Others	2,759.8	2,622.9	2,711.2	2,690.5	2,977.9
- Contract liabilities	34.1	41.7	44.5	39.3	37.2
Equity	**17,905.6**	**18,414.7**	**18,152.0**	**18,453.7**	**18,721.7**
Retained earnings	13,857.3	14,257.3	14,008.3	14,404.0	14,570.7

KT Separate	3Q 22	4Q22	1Q 23	2Q 23	3Q 23
Assets	**31,055.2**	**30,417.8**	**30,386.9**	**29,592.2**	**30,814.8**
Current assets	**7,612.4**	**6,603.5**	**6,972.1**	**6,172.5**	**7,505.4**
Cash & cash equi.	1,645.1	966.3	866.3	625.7	1,477.3
Trade & other rec	3,294.1	3,055.6	3,283.3	3,018.4	3,425.8
Inventories	300.4	349.9	380.1	260.1	276.6
Other current asset	2,372.9	2,231.7	2,442.4	2,268.4	2,325.6
- Prepaid_Contract cost	1,391.1	1,386.3	1,367.2	1,351.6	1,360.3
- Contract assets	499.5	493.4	488.2	500.3	546.6
Non-current assets	**23,442.8**	**23,814.3**	**23,414.8**	**23,419.6**	**23,309.4**
Trade & other rec	485.8	527.0	399.4	402.8	322.1
Tangible assets	11,209.0	11,540.2	11,240.4	11,276.3	11,288.5
Other current assets	10,745.3	10,764.1	10,793.7	10,775.2	10,753.0
- Prepaid_Contract cost	500.7	496.8	476.0	469.8	495.8
- Contract assets	194.2	186.0	183.1	196.3	172.1
Liabilities	**16,401.5**	**15,559.7**	**15,766.5**	**14,817.5**	**15,831.4**
Current liabilities	**6,848.2**	**6,321.4**	**6,582.7**	**6,153.7**	**6,925.2**
Trade & other payables	4,628.6	4,672.6	4,477.0	4,253.7	5,021.2
Short-term borrowings	1,358.0	984.7	1,359.5	1,131.5	1,173.8
Others	861.6	664.1	746.2	768.6	730.2
- Contract liabilities	249.7	241.0	256.4	235.1	222.6
Non-current liabilities	**9,553.4**	**9,238.2**	**9,183.8**	**8,663.8**	**8,906.2**
Trade & other payables	1,644.0	1,620.6	1,342.5	1,331.9	1,337.9
Long-term borrowings	6,850.7	6,510.8	6,675.8	6,205.6	6,497.5
Others	1,058.7	1,106.8	1,165.5	1,126.3	1,070.8
- Contract liabilities	33.1	40.4	43.1	33.8	32.4
Equity	**14,653.7**	**14,858.1**	**14,620.4**	**14,774.7**	**14,983.4**
Retained earnings	12,121.9	12,347.4	12,123.3	12,429.0	12,541.3

17

K-IFRS / Separate

3 Subscribers

Wireless	3Q 22	4Q 22	1Q 23	2Q 23	3Q 23	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	23,827	24,062	24,332	24,621	24,903	+1.1%	+4.5%
Net additions	418	235	270	289	283	-2.2%	-32.4%
Gross additions	984	990	979	936	1,155	+23.4%	+17.4%
Deactivation[2]	566	755	709	647	872	+34.8%	+54.1%
Churn rate	0.8%	1.1%	1.0%	0.9%	1.2%	+0.3%p	+0.4%p
LTE	14,392	14,261	14,230	14,256	14,280	-0.2%	-0.8%
5G	7,962	8,483	8,937	9,278	9,587	+3.3%	+20.4%
LTE+5G Penetration rate	93.8%	94.5%	95.2%	95.6%	95.8%	+0.2%p	+2.0%p
ARPU (KRW)[3]	32,917	33,542	33,771	33,948	33,838	-0.3%	+2.8%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note 2) Deactivation: Mandatory deactivation included

Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M excluded)

Fixed Line/IPTV	3Q 22	4Q 22	1Q 23	2Q 23	3Q 23	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	12,709	12,581	12,445	12,310	12,184	-1.0%	-4.1%
PSTN	9,500	9,376	9,226	9,089	8,960	-1.4%	-5.7%
VoIP	3,209	3,206	3,219	3,221	3,225	+0.1%	+0.5%
Broadband	9,679	9,727	9,774	9,812	9,810	0.0%	+1.4%
IPTV (GTV+GTS)	9,399	9,432	9,451	9,470	9,430	-0.4%	+0.3%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers is 8,783,984 in 2H 2022 (6 month average)

18